UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Report concerning Damage Caused by Fire in the Talasol and Ellomay Solar PV Facilities

Ellomay Capital Ltd. (the “Company”), today announced that on July 20, 2024, a fire broke out in the area between the 300 MV PV facility (the “Talasol PV Facility”) owned by Talasol Solar S.L., a company in which the Company indirectly holds 51% and the 28 MV PV facility indirectly wholly-owned by the Company (the “Ellomay Solar PV Facility” and, together with the Talasol PV Facility, the “PV Facilities”), in Spain.

After a short disconnection of parts of the PV Facilities due to the fire, the non-affected parts of the PV Facilities were reconnected on July 21 ,2024 and currently approximately 80% of the PV Facilities are connected and operating. The Company is assessing the extent of damage to the PV Facilities and the technical advisors currently estimate that a substantial portion of the non-operating parts can resume operations gradually following the completion of an inspection of the communication cables and electricity transmission. The inspection process began immediately and is expected to take a few weeks.

The Company estimates that approximately 5%-10% of the PV Facilities will likely require a longer restoration period of several months. Transformers and converters were not damaged from the fire, and the damage was caused mainly to communication cables, connection boxes and the panels above the connection boxes. The operations and maintenance contractor of the PV Facilities was also the EPC contractor of the PV Facilities and is organizing work teams for an immediate commencement of repairs.

The PV Facilities are insured with policies covering loss of profits and direct and indirect damages, and the insurance providers have been notified of the fire and the damage. The Company currently expects that the insurance policies will cover substantially all of the losses and damages, subject to deductibles.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the estimated extent of the damages, disagreements with the insurance providers of the PV Facilities or delays in receipt of insurance proceeds, the ability to complete the inspection and repair damages in a timely manner, including due to shortages in personnel or equipment or delays in receipt of spare parts or other equipment required to repair the damage, potential additional damages due to the fire or repair process, changes in electricity prices and demand, the impact of the war and hostilities in Israel and Gaza, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: July 26, 2024

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